Imperial Metals

ELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports High Grade Intercepts from Three Zones at Mount Polley

Vancouver - October 16, 2008 - **Imperial Metals Corporation (III-TSX)** reports results from the Southeast, Boundary and Northeast (Wight pit) zones from ongoing exploration at its Mount Polley property. Drilling at all three areas has returned intervals of high grade copper-gold mineralization.

In the Pond zone area, drill hole PZ08-22 was drilled to test the down dip extent of the skarn[(1)] mineralization present in this portion of the Southeast zone. PZ08-22 intersected 75.6 metres grading 1.16 % copper, 0.42 g/t gold and 11.70 g/t silver, but of even more significance, it encountered an 8.1 metre section grading 6.07% copper, 1.26 g/t gold and 67.32 g/t silver. This is the highest grade and most southerly mineralized intersection in the area of skarn[(1)] mineralization.

Exploratory drilling was also successful in discovery, definition and expansion of high grade copper-gold mineralization in the Boundary zone. Drilling on the main magnetite breccia provided rewarding results with drill hole ND08-51 returning 64.5 metres grading 1.42% copper and 1.55 g/t gold. ND08-54 intercepted 32.1 metres grading 0.50% copper and 0.81 g/t gold on the northern edge of the Boundary zone, and hit a deeper zone of 38.0 metres grading 2.16% copper and 1.60 g/t gold including a higher grade section of 15.0 metres grading 3.89% copper and 2.56 g/t gold. ND08-56, located 150 metres east of the main magnetite breccia at the Boundary zone, was designed to test the area between the Wight pit and the Boundary zone. This hole yielded a high grade intercept of 13.7 metres of 4.29% copper and 1.42 g/t gold.

At the Wight pit, exploration drilling in the southeast corner of the pit resulted in several high grade intersections in the pit wall including WB08-246 which returned 27.0 metres grading 3.57% copper, 1.11 g/t gold and 33.70 g/t silver. This drill program was designed to test a previously known but inadequately drilled area known as the Kidney zone. In another of these holes, WB08-251 returned 15.0 metres grading 3.24% copper, 0.25 g/t gold and 29.13 g/t silver. All of the mineralized intervals quoted in the following table labelled WB08 were drilled from the bottom of the Wight pit and are from the portion of the drill hole located outside the current pit design. With these new intercepts in the Kidney zone, it is expected this high grade area, immediately adjacent to the planned pit wall, will be mined by wall slashing or underground extraction after the open pit resources at the Wight pit are exhausted.

Drill Hole #	Zone	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
PZ08-22	Southeast	281.9	197.5	273.1	75.6	1.16	0.42	11.70
including			265.0	273.1	8.1	6.07	1.26	67.32
ND08-51	Boundary	212.5	41.6	106.1	64.5	1.42	1.55	n/a
ND08-54	Boundary	319.8	30.0	62.1	32.1	0.50	0.81	n/a
and			174.5	212.5	38.0	2.16	1.60	n/a
including			192.5	207.5	15.0	3.89	2.56	n/a
ND08-56	Boundary	413.6	265.0	300.0	35.0	1.86	0.64	n/a
including			[illegible]	[illegible]	13.7	4.29	1.42	n/a
WB08-246	Northeast*	185.0	15.0	42.0	27.0	3.57	1.11	33.70
WB08-247	Northeast*	185.0	12.5	47.5	35.0	2.38	0.70	27.84
and			70.0	137.5	67.5	0.93	0.10	1.49
WB08-248	Northeast*	181.4	[illegible]	[illegible]	17.5	2.65	0.34	18.69
WB08-251	Northeast*	166.7	12.5	27.5	15.0	3.24	0.25	29.13
and			87.5	102.5	15.0	1.19	0.12	2.70

* These intervals from holes drilled within the Wight pit, are the mineralized intervals located outside the planned Wight pit.

(1) Skarn mineralization is mineralization in a metamorphic zone developed along the contact area where igneous rocks contact carbonate sedimentary rocks. The sedimentary rock, limestone in this case, was invaded by hydrothermal fluids bearing copper and other elements that originated from the nearby igneous rock mass. This is the only area on the Mount Polley property where this type of mineralization has been discovered to date, and it represents a new target type at Mount Polley.

10/27

The 2008 exploration at Mount Polley has been focused on finding high grade ore, to replace the high grade Wight pit mill feed that has been available at Mount Polley for the last three years. To date, drilling has been successful and has yielded several high grade intercepts. The goal of discovering additional high grade mineralization will continue to be the main driver behind this ongoing exploration program.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

Drill plan and section maps, and an updated drill assay table will be available on Imperial's website.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the exploration stage Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com



BOUNDARY ZONE
WIGHT PIT
KIDNEY ZONE
BELL PIT
CARIBOO PIT
MOUNT POLLEY MILL SITE
Bootjack Access Road
POND ZONE
N
W
E
S
ND07-32/33
ND07-30
ND08-47
ND08-45
ND08-44
ND08-50
ND07-29
ND08-54
ND08-51
ND08-41
ND08-52
ND07-28/35
ND08-53
ND08-42
ND08-49
ND08-48
ND-08-57
ND08-43
ND08-55
ND08-46
ND08-56
0 25 50 100 Metres
PZ08-17
PZ05-03
PZ07-12
PZ08-18
PZ08-19
PZ07-05
PZ07-09
PZ08-20
PZ05-02
PZ07-10/11
PZ05-01
PZ07-15
PZ08-21
PZ07-13
PZ07-08
PZ07-07
PZ07-14
PZ07-16
PZ08-22
0 50 100 200 Metres
Imperial Metals
MOUNT POLLEY PROPERTY
2008 EXPLORATION
2008 Drilling
Significant Drill Holes (2008)
Pre-2008 Drilling
0 250 500 1,000 Meters
October 16, 2008



1100
1050
1000
9 50
9 00
8 50
8 00
7 50
7 00
6 50
Hole PZ07-07
1.04% Copper
0.22 g/t Gold
14.64 g/t Silver
over 27.6 metres
Hole PZ08-22
1.16% Copper
0.42 g/t Gold
11.7 g/t Silver
over 75.6 metres
Includes:
6.07% Copper
1.26 g/t Gold
67.32 g/t Silver
over 8.1 metres
. Z07-06
0.79% Copper
0.41 g/t Gold
10.5 g/t Silver
over 79.0 metres
SKARN
LIMESTONE
MIX OF INTRUSIVE
AND VOLCANIC
PZ-07-7
PZ-08-22
Mineralized Zone
open to the depth
Imperial
Metals
SOUTHEAST ZONE - Exploration Drilling
(POND ZONE AREA)
VERTICAL CROSS-SECTION, 3370E
Drill Holes
showing copper assays
> 0.2% Copper in Red
0
50
100
1:250
Oct 16, 2008
Looking West


1100
1050
1000
950
900
850
Hole ND-08-54
0.50% Copper
0.81 g/t Gold
over 32.1 metres
Hole ND-08-51
1.42% Copper
1.55 g/t Gold
over 64.5 metres
Hole ND-08-54
2.16% Copper
1.60 g/t Gold
over 38.0 metres
ND-08-51
Imperial
Metals
Oct 16, 2008
Looking Northwest



914.1
900
850
800
750
700
650
878.3
Current Pit
863.9
Final Pit
(Elevations in Metres)
828.0
Proposed Wall Slash
(after completion of final pit)
Hole WB08-248
2.65% Copper
0.34 g/t Gold
18.69 g/t Silver
over 17.5 metres
Hole WB08-251
3.24% Copper
0.25 g/t Gold
29.13 g/t Silver
over 15.0 metres
Hole WB08-246
3.57% Copper
1.11 g/t Gold
33.70 g/t Silver
over 27.0 metres
Hole WB08-247
2.38% Copper
0.70 g/t Gold
27.84 g/t Silver
over 35.0 metres
WB-08-248
WB-08-251
WB-08-247
WB-08-246
Imperial Metals
NORTHEAST ZONE - WIGHT PIT DRILLING
(KIDNEY ZONE AREA)
VERTICAL CROSS-SECTION, 5320N
Drill Holes
showing copper assays
0 25 50
1:500
Oct 16, 2008
Looking North

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

mperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

RECEIVED
2008 OCT 21 A 6: 30

Item 2 Date of Material Change

October 16, 2008

Item 3 News Release

The Issuer issued a news release at Vancouver, British ... October 16, 2008 through Marketwire.

Item 4 Summary of Material Change

The Issuer reported results from the Southeast, Boundary and Northeast (Wight pit) zones from ongoing exploration at its Mount Polley property. Drilling at all three areas has returned intervals of high grade copper-gold mineralization.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated October 16, 2008.

SCHEDULE "A"

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports High Grade Intercepts from Three Zones at Mount Polley

Vancouver - October 16, 2008 - **Imperial Metals Corporation (III-TSX)** reports results from the Southeast, Boundary and Northeast (Wight pit) zones from ongoing exploration at its Mount Polley property. Drilling at all three areas has returned intervals of high grade copper-gold mineralization.

In the Pond zone area, drill hole PZ08-22 was drilled to test the down dip extent of the skarn[(1)] mineralization present in this portion of the Southeast zone. PZ08-22 intersected 75.6 metres grading 1.16 % copper, 0.42 g/t gold and 11.70 g/t silver, but of even more significance, it encountered an 8.1 metre section grading 6.07% copper, 1.26 g/t gold and 67.32 g/t silver. This is the highest grade and most southerly mineralized intersection in the area of skarn[(1)] mineralization.

Exploratory drilling was also successful in discovery, definition and expansion of high grade copper-gold mineralization in the Boundary zone. Drilling on the main magnetite breccia provided rewarding results with drill hole ND08-51 returning 64.5 metres grading 1.42% copper and 1.55 g/t gold. ND08-54 intercepted 32.1 metres grading 0.50% copper and 0.81 g/t gold on the northern edge of the Boundary zone, and hit a deeper zone of 38.0 metres grading 2.16% copper and 1.60 g/t gold including a higher grade section of 15.0 metres grading 3.89% copper and 2.56 g/t gold. ND08-56, located 150 metres east of the main magnetite breccia at the Boundary zone, was designed to test the area between the Wight pit and the Boundary zone. This hole yielded a high grade intercept of 13.7 metres of 4.29% copper and 1.42 g/t gold.

At the Wight pit, exploration drilling in the southeast corner of the pit resulted in several high grade intersections in the pit wall including WB08-246 which returned 27.0 metres grading 3.57% copper, 1.11 g/t gold and 33.70 g/t silver. This drill program was designed to test a previously known but inadequately drilled area known as the Kidney zone. In another of these holes, WB08-251 returned 15.0 metres grading 3.24% copper, 0.25 g/t gold and 29.13 g/t silver. All of the mineralized intervals quoted in the following table labelled WB08 were drilled from the bottom of the Wight pit and are from the portion of the drill hole located outside the current pit design. With these new intercepts in the Kidney zone, it is expected this high grade area, immediately adjacent to the planned pit wall, will be mined by wall slashing or underground extraction after the open pit resources at the Wight pit are exhausted.

Drill Hole #	Zone	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
PZ08-22	Southeast	281.9	197.5	273.1	75.6	1.16	0.42	11.70
including			265.0	273.1	8.1	6.07	1.26	67.32
ND08-51	Boundary	212.5	41.6	106.1	64.5	1.42	1.55	n/a
ND08-54	Boundary	319.8	30.0	62.1	32.1	0.50	0.81	n/a
and			174.5	212.5	38.0	2.16	1.60	n/a
including			192.5	207.5	15.0	3.89	2.56	n/a
ND08-56	Boundary	413.6	265.0	300.0	35.0	1.86	0.64	n/a
including			286.3	290.0	13.7	4.29	1.42	n/a
WB08-246	Northeast*	185.0	15.0	42.0	27.0	3.57	1.11	33.70
WB08-247	Northeast*	185.0	12.5	47.5	35.0	2.38	0.70	27.84
and			70.0	137.5	67.5	0.93	0.10	1.49
WB08-248	Northeast*	181.4	7.5	25.0	17.5	2.65	0.34	18.69
WB08-251	Northeast*	166.7	12.5	27.5	15.0	3.24	0.25	29.13
and			87.5	102.5	15.0	1.19	0.12	2.70

* These intervals from holes drilled within the Wight pit, are the mineralized intervals located outside the planned Wight pit.

(1) Skarn mineralization is mineralization in a metamorphic zone developed along the contact area where igneous rocks contact carbonate sedimentary rocks. The sedimentary rock, limestone in this case, was invaded by hydrothermal fluids bearing copper and other elements that originated from the nearby igneous rock mass. This is the only area on the Mount Polley property where this type of mineralization has been discovered to date, and it represents a new target type at Mount Polley.

The 2008 exploration at Mount Polley has been focused on finding high grade ore, to replace the high grade Wight pit mill feed that has been available at Mount Polley for the last three years. To date, drilling has been successful and has yielded several high grade intercepts. The goal of discovering additional high grade mineralization will continue to be the main driver behind this ongoing exploration program.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

Drill plan and section maps, and an updated drill assay table will be available on Imperial's website.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the exploration stage Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports on Commodity Hedges with Lehman Brothers

Vancouver - October 14, 2008 - **Imperial Metals Corporation (III-TSX)** reports that a portion of its commodity hedges are with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection.

The contracts with LBCS represent approximately 20% of the pounds of copper that Imperial has hedged at October 14, 2008. The put contracts with LBCS, all for settlement in 2009, cover a total of 14,550,000 pounds of copper at a weighted average strike price of US$3.05 per pound of copper.

Excluding contracts with LBCS, the Company has the following option contracts as of October 14, 2008:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
October to December 2008	$3.00	$3.83	7,937,000	7,937,000
October to December 2008	$2.00	-	2,067,000	-
January to December 2009	$3.06	$3.91	10,582,000	10,582,000
January to December 2009	$1.82	-	14,964,000	-
January to March 2010	$1.80	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

Forward sales and sales prices fixed with concentrate purchasers outstanding at October 14, 2008 are as follows:

	Price US$/lb	Fixed Price Sales
Contract Period		*lbs of copper*
October to December 2008	$3.40	9,591,000
January to March and October to December 2009	$3.23	5,401,000
January to March 2010	$3.23	2,314,000

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, CFO 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

Item 2 Date of Material Change

October 14, 2008

Item 3 News Release

The Issuer issued a news release at Vancouver, British Columbia on October 14, 2008 through Marketwire.

Item 4 Summary of Material Change

The Issuer reported that a portion of its commodity hedges are with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection.

The contracts with LBCS represent approximately 20% of the pounds of copper that Imperial has hedged at October 14, 2008. The put contracts with LBCS, all for settlement in 2009, cover a total of 14,550,000 pounds of copper at a weighted average strike price of US$3.05 per pound of copper.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated October 16, 2008.

SCHEDULE "A"

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports on Commodity Hedges with Lehman Brothers

Vancouver - October 14, 2008 - **Imperial Metals Corporation (III-TSX)** reports that a portion of its commodity hedges are with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection.

The contracts with LBCS represent approximately 20% of the pounds of copper that Imperial has hedged at October 14, 2008. The put contracts with LBCS, all for settlement in 2009, cover a total of 14,550,000 pounds of copper at a weighted average strike price of US$3.05 per pound of copper.

Excluding contracts with LBCS, the Company has the following option contracts as of October 14, 2008:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
October to December 2008	$3.00	$3.83	7,937,000	7,937,000
October to December 2008	$2.00	-	2,067,000	-
January to December 2009	$3.06	$3.91	10,582,000	10,582,000
January to December 2009	$1.82	-	14,964,000	-
January to March 2010	$1.80	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

Forward sales and sales prices fixed with concentrate purchasers outstanding at October 14, 2008 are as follows:

	Price US$/lb	Fixed Price Sales
Contract Period		*lbs of copper*
October to December 2008	$3.40	9,591,000
January to March and October to December 2009	$3.23	5,401,000
January to March 2010	$3.23	2,314,000

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, CFO 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END